WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Verde Bio Holdings, Inc.

5750 Genesis Court, Suite 220B

Frisco, Texas 75034

June 29, 2022

VIA EDGAR

Liz Packebusch

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Mail Stop 3561

Washington, D.C.  20549

Re:	Verde Bio Holdings, Inc.
Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-1
File No. 333-265753

Dear Ms. Packebusch:

Reference is made to our letter, filed as correspondence via EDGAR on June 29, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, June 30, 2002, at 10:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours,
VERDE BIO HOLDINGS, INC.

By:	/S/ SCOTT COX
Scott Cox President